PRESS RELEASE
Hydrogenics Reports Fourth Quarter and 2007 Results
Revenues of $11.1 million for the fourth quarter and $38.0 million for 2007
Highlights
•	Revenues were $38.0 million in 2007, a 26% increase over 2006.

•	Revenues were $11.1 million in the fourth quarter of 2007, a 16% increase over the fourth quarter of 2006.

•	Onsite Generation business trending towards profitability.

•	Cost reduction initiatives enacted in 2007 anticipated to yield annualized savings in excess of $11 million driving significantly reduced cash consumption in 2008.

•	Orders received in the fourth quarter were $6.8 million, which, when combined with $11.6 million of orders announced on March 5, 2008, represent a strong entry point for 2008.

•	Cash and cash equivalents and short-term investments were $30.5 million as at December 31, 2007. Excluding movements in working capital, the use of $2.4 million in connection with the November streamlining initiative and $2.0 million towards the windup of our Burnaby based fuel cell test equipment business, cash and cash equivalents and short-term investments decreased $3.0 million compared to the third quarter of 2007.

•	Made progress towards product commercialization including improved performance and quality as well as reducing the cost of our HyPM XR and HyPM HD fuel cell stacks by 27% and 15% respectively
Mississauga, Ontario. March 10, 2008 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting fourth quarter and fiscal 2007 results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“2007 was a repositioning year in which our OnSite Generation business experienced a rapid operational and financial turnaround. Headcount was reduced by more than 40% without adversely affecting our research and development activities and we commenced the windup of our Burnaby based fuel cell test equipment business. With a dramatically lower cost base, strong advancements in market engagement for renewable energy, light mobility and backup power applications, we anticipate delivering significantly improved financial and operating performance in 2008,” said Daryl Wilson, President and Chief Executive Officer.

Results for 2007 compared to 2006
Revenues were $38.0 million, a 26% increase primarily due to the resumption of production in our OnSite Generation group to historical levels as well as increased revenues in our Test Systems business unit.
Gross profit, expressed as a percentage of revenues, was 12%, an increase of 9% due to the absence of special warranty reserves taken in 2006, combined with more favourable overhead absorption as a result of the resumption of deliveries to historical levels in our OnSite Generation business.
Cash operating expenses, a non-GAAP measure defined as the sum of selling, general and administrative, and research and product development expenses, and excluding costs associated with our decision to windup our fuel cell test equipment business, were $33.7 million, a decrease of 10% from $37.3 million in 2006 and include more than $4.1 million in costs attributable to the streamlining initiatives carried out in the first and fourth quarters of 2007.
Net loss was $28.1 million, a decrease of 79% from $130.8 million in 2006, largely the result of the absence of a $90.9 million impairment charge relating to intangible assets and goodwill incurred in 2006.
Results for the fourth quarter of 2007 compared to the fourth quarter of 2006
Revenues were $11.1 million, a 16% increase and reflect $3.3 million of increased OnSite Generation revenues, partially offset by $1.1 million of decreased Power Systems revenues and $0.6 million of decreased Test Systems revenues, respectively. The lower revenues in our Power Systems business is attributable to a lower level of military revenues while the lower revenues in our Test Systems business is attributable to our decision to windup our Burnaby based test fuel cell equipment business.
Gross profit, expressed as a percentage of revenues, was 13% (negative 1% in 2006) and is primarily attributable to higher margin deliveries in our OnSite Generation business unit as a result of returning to historical production levels. These improvements were partially offset by the following items affecting our Power Systems business unit: (i) a lower proportion of high margin military revenues; (ii) the adverse impact of foreign exchange rates; and (iii) lower overhead absorption.
Cash operating expenses were $9.0 million, a decrease of 19%. This reduction in cash operating expenses reflect $2.4 million of severance and other costs related to the streamlining initiative undertaken in November 2007 and $0.5 million of higher costs as a result of the weakening of the U.S. dollar relative to both the Canadian dollar and Euro compared to the fourth quarter of 2006.
Net loss was $9.5 million, a decrease of 57% primarily a result of the absence of $10.9 million of impairment charges for intangible assets and goodwill recorded in the fourth quarter of 2006. Included in net loss for the fourth quarter of 2007 is $2.4 million of severance costs related to the streamlining initiative announced in November 2007 as well as $2.3 million of costs associated with the windup of our Burnaby based fuel cell test equipment business. These costs related to severance, inventory reserves and losses on disposal of property, plant and equipment.

Results for the fourth quarter of 2007 compared to the third quarter of 2007
Revenues were $11.1 million, a 4% increase reflecting increased revenues in our Power Systems and OnSite Generation business units of $0.8 million and $0.2 million respectively, partially offset by $0.5 million of decreased Test Systems revenues.
Gross profit, expressed as a percentage of revenues, was 13%, an increase of 3% as a result of improved overhead absorption in our OnSite Generation business unit, partially offset by lower gross margins in our Power Systems business unit.
Cash operating expenses were $9.0 million, an increase of 9% and reflect $2.4 million of severance and other costs related to the streamlining initiative undertaken in November 2007.
Net loss was $9.5 million, an increase of 47%. Included in net loss is $4.7 million of costs, $2.4 million of which are attributed to our November 2007 streamlining initiative and $2.3 million attributable to severance, inventory provisions and losses on disposal of property, plant and equipment associated with the windup of our Burnaby based fuel cell test equipment business. Accordingly, our net loss was $4.8 million prior to reflecting these initiatives.
Liquidity
Cash and cash equivalents and short-term investments were $30.5 million as at December 31, 2007. The $7.4 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $7.1 million of net cash outflows from operations; and (ii) $0.4 million of capital expenditures; partially offset by (iii) $0.1 million of other items. A total of $4.4 million of costs were incurred in the fourth quarter related to both the streamlining initiative as well as the decision to windup our Burnaby based fuel cell test equipment business.
Order backlog
Our order backlog as at December 31, 2007 was $26.5 million, as follows (in $ millions):

	Q3	Orders	Orders	Q4
	Backlog	Received	Delivered	Backlog

OnSite Generation	$18.6	$3.5	$6.3	$15.8
Power Systems	8.0	2.4	1.8	8.6
Test Systems	4.2	0.9	3.0	2.1

Total	$30.8	$6.8	$11.1	$26.5

In addition to orders which we currently anticipate receiving and executing during 2008, we expect to deliver, and recognize as revenue more than 80% of our current order backlog during 2008.

Fourth Quarter Highlights
OnSite Generation
•	Booked $3.5 million of new orders and exited the quarter with a $15.8 million order backlog.
•	Orders received are primarily for industrial applications including chemical processing, metallurgy and generator cooling.
•	Manufacturing and project management improvements have led to much better discipline and alignment between bid and realized margins.
•	Progress on outsourcing and design cost reductions anticipated to positively impact gross margins going forward.
•	Interest in renewable energy projects continues to grow.
Power Systems
•	Booked $2.4 million of new orders and exited the quarter with an $8.6 million order backlog.
•	Within the Backup Power market we:
o	advanced product development and certification in preparations for anticipated AC backup power product launch with APC-MGE and confirmed that Hydrogenics will take on a broader scope of supply for the entire power system beyond fuel cell components; and

o	completed and launched an 8kW DC telecom backup power product with CommScope, and jointly exhibited at a major telecom event.
•	Within the Materials Handling market we:
o	commenced in-plant testing of our next generation HyPX 1-33 Fuel Cell Power Pack prior to the anticipated initial deployment of 19 lift trucks at General Motors’ Oshawa, Ontario facility in the first half of 2008; and

o	delivered next generation Fuel Cell Power Packs to major OEMs for testing at their facilities; and

o	advanced discussions with end-users for multiple deployments.
•	Delivered five fuel cell power module systems to DLR/Airbus in support of their development program for the Airbus commercial aircraft.

•	Delivered a total of 22 fuel cell power module systems to seven customers.
Test Systems
•	We commenced the windup of our fuel cell test equipment business and incurred $2.3 million of charges relating to this activity.

CONFERENCE CALL DETAILS
We will hold a conference call to review our results on March 10, 2008 at 10:30 a.m. (EST). To participate in this conference call, please dial (416) 406-6419 fifteen minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
This release contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
(905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Consolidated Balance Sheets
As at December 31, 2007 and December 31, 2006
(in thousands of U.S. dollars)
(unaudited)

	2007	2006
ASSETS

Current assets
Cash and cash equivalents	$15,460	$5,937
Short-term investments	15,032	54,350
Accounts receivable	12,713	9,740
Grants receivable	850	1,901
Inventories	12,659	12,718
Prepaid expenses	1,077	1,539

	57,791	86,185

Property, plant and equipment	4,847	5,435
Intangible assets	249	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$67,940	$97,173

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$18,166	$21,380
Unearned revenue	9,042	8,809

	27,208	30,189

Long-term debt	11	94
Deferred research and development grants	337	133

	27,556	30,416

Shareholders’ Equity
Share capital and other equity	322,478	321,094
Deficit	(277,101)	(249,033)
Foreign currency translation adjustment	(4,993)	(5,304)

	40,384	66,757

	$67,940	$97,173

Hydrogenics Corporation
Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006

Revenues	$11,051	$9,547	$37,990	$30,059

Cost of revenues	9,621	9,672	33,601	29,360

	1,430	(125)	4,389	699

Operating expenses
Selling, general and administrative	6,915	7,544	24,006	27,891
Research and product development	2,084	3,504	9,690	9,379
Amortization of property, plant and equipment	226	358	903	1,285
Amortization of intangible assets	63	785	251	7,139
Windup of fuel cell test equipment business	2,016	—	2,016	—
Impairment of intangible assets and goodwill	—	10,938	—	90,834

	11,304	23,129	36,866	136,528

Loss from operations	(9,874)	(23,254)	(32,477)	(135,829)

Other income (expenses)
Provincial capital tax (recovery)	121	36	(127)	(42)
Loss on disposal of property, plant & equipment	(308)	—	(308)	—
Sale of asset	—	477	—	477
Interest, net	329	731	2,249	3,551
Foreign currency gains	244	(222)	2,617	904

	386	1,022	4,431	4,890

Loss before income taxes	(9,488)	(22,232)	(28,046)	(130,939)
Current income tax expense (recovery)	9	(163)	22	(180)

Net loss for the period	$(9,497)	$(22,069)	$(28,068)	$(118,274)

Net loss per share
Basic and diluted	$(0.10)	$(0.24)	$(0.31)	$(1.42)

Weighted average number of common shares outstanding	91,765,691	91,916,466	91,797,911	91,816,049

Hydrogenics Corporation
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended Dec. 31		Year ended Dec. 31
	2007	2006	2007	2006
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(9,497)	$(22,069)	$(28,068)	$(130,759)
Items not affecting cash
Amortization of property, plant and equipment	403	539	1,611	1,948
Amortization of intangible assets	63	785	251	7,139
Impairment of intangible assets and goodwill	—	10,938	—	90,834
Unrealized foreign exchange (gains) losses	(245)	20	29	(74)
Imputed interest on long-term debt	—	—	—	1
Non-cash consulting fees	—	—	—	39
Sale of asset	—	(477)	—	(477)
Loss on disposal of property, plant and equipment	308	—	308	—
Stock-based compensation	287	294	1,553	1,832
Net change in non-cash working capital	1,560	3,700	(4,100)	5,029

	(7,121)	(6,270)	(28,416)	(24,488)

Investing activities
Decrease (increase) in short-term investments	(203)	(828)	39,318	26,046
Purchase of property, plant and equipment	(446)	(379)	(1,331)	(1,701)
Sale of asset	—	477	—	477

	(649)	(730)	37,987	24,822

Financing activities
Increase (repayment) of long-term debt	11	(73)	(83)	(193)
Deferred research and development grant	134	(38)	204	(17)
Common shares issued (purchased and cancelled), net of issuance costs	—	—	(169)	419

	145	(111)	(48)	209

Increase (decrease) in cash and cash equivalents during the period	(7,625)	(7,111)	9,523	543

Cash and cash equivalents – Beginning of period	23,085	13,048	5,937	5,394

Cash and cash equivalents – End of period	$15,460	$5,937	$15,460	$5,937